UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

W. R. Grace and Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

38388F108
(CUSIP Number)

R. Ted Weschler c/o Peninsula Capital Advisors, LLC 404B East Main Street Charlottesville, VA 22902 (434) 297-0811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38388F108

1.	NAME OF REPORTING PERSON

R. Ted Weschler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,740,902

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,740,902

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,740,902

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

CUSIP No.	38388F108

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of W. R. Grace & Co., a Delaware corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 7500 Grace Drive, Columbia, Maryland 21044.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Mr. R. Ted Weschler.

(b)	Mr. Weschler’s business address is c/o Peninsula Capital Advisors, LLC, 404B East Main Street, Charlottesville, VA 22902.

(c)	Mr. Weschler’s principal occupation is portfolio manager.

(d)	Mr. Weschler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Weschler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law

(f)	Mr. Weschler is a resident of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the 3,740,902 shares of Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

NO CHANGE FROM THE SCHEDULE 13D FILED WITH THE COMMISSION ON DECEMBER 20, 2011.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer, there were 75,313,364 shares of Common Stock issued and outstanding as of October 31, 2012.  Based on such information Mr. Weschler reports beneficial ownership of 3,740,902 shares of Common Stock, representing 4.97% of the Common Stock outstanding.

Mr. Weschler has the sole power to vote or direct the vote of 3,740,902 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 3,740,902 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)	There were no transactions in the Common Stock during the past 60 days by Mr. Weschler.

(d)
No person other than Mr. Weschler is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D/A.

(e)	Mr. Weschler has ceased to be the beneficial owner of greater than 5% of the outstanding shares of Common Stock as a result of an increase in the outstanding number of shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO CHANGE FROM THE SCHEDULE 13D FILED WITH THE COMMISSION ON DECEMBER 20, 2011.

Item 7.	Material to be Filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

/s/ R. Ted Weschler Name: R. Ted Weschler

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 03847 0001 1344950